UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                         Varco International, Inc.
                             (Name of Issuer)

                    Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                              922126-10-7
                             (CUSIP Number)

          Lawrence O'Donnell, III, Esq., Baker Hughes Incorporated
3900 Essex Lane, Suite 1200, Houston, Texas  77027, Tel. No. (713) 439-8600
       (Name, Address and Telephone Number of  Person Authorized to
                    Receive Notices and Communications)

                              April 26, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              SCHEDULE 13D
CUSIP No.      922126 10 7                             Page 2 of 6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes")
     76-0207995
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)  [ ]
                                                            (B)  [ ]
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
     00
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
     PURSUANT TO ITEMS 2(d) OR 2(E)
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ---------------------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF                6,346,041
      SHARES                  ---------------------------------------------
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                 ---------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                 6,346,041
     PERSON                   ---------------------------------------------
      WITH              10    SHARED DISPOSITIVE POWER
                              ---------------------------------------------
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,346,041
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Amendment No. 3
                                     to
                                Schedule 13D
                                     of
                          Baker Hughes Incorporated

     The following Items of the Schedule 13D of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), for the event dated September 29, 1988, as amended by Amendment No. 1 thereto for the event dated August 3, 1990, and Amendment No. 2 thereto for the events dated November 28, 1990 and December 5, 1990, in each case, relating to the Common Stock, $1.00 par value per share (the "Common Stock"), of Varco International, Inc., a California corporation ("Varco"), are hereby amended as follows:

Item 1:   Security and Issuer.

     This Statement relates to the Common Stock of Varco. The address of the principal executive office of Varco is 800 North Eckhoff Street, Orange, California 92668.

Item 2:   Identity and Background.

     This Statement is filed on behalf of Baker Hughes, a provider of products and services to the oil, gas and process industries, organized under the laws of the State of Delaware. The address of the principal executive office of Baker Hughes is 3900 Essex Lane, Houston, Texas 77027.

     (d) During the past five years, Baker Hughes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, Baker Hughes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration.

     Pursuant to the Asset Purchase Agreement by and between Varco and Baker Hughes dated as of August 10, 1988 ("Agreement No. 1"), Varco, as part of the purchase price for certain assets of Baker Hughes, issued and delivered to Baker Hughes 3,000,000 shares of the Common Stock of Varco and a warrant (the "Warrant") to purchase, prior to September 29, 1991, 1,000,000 shares of Common Stock at an initial exercise price of $4.375 per share (subject to adjustment). Baker Hughes exercised the Warrant in full on December 5, 1990 for an adjusted exercise price of $4.00 per share. The $4 million used to exercise the Warrant was obtained from Baker Hughes' general corporate funds.

     Pursuant to the Asset Purchase Agreement by and between Varco and Baker Hughes dated as of August 1, 1990 ("Agreement No. 2"), Varco, as part of the purchase price for certain assets of Baker Hughes, issued and delivered to Baker Hughes 2,346,041 shares of the Common Stock.

Item 4:   Purpose of Transaction

     Baker Hughes has agreed with Varco in Agreement No. 2 to restrict its disposition of shares which consist of more than 3% of the total number of Varco's outstanding Common Stock during any six month period on the open market without first offering the excess of such shares to Varco. In addition, Baker Hughes has agreed that it would not dispose of more than 5% of the total number of Varco's outstanding Common Stock in a privately negotiated transaction or series of transactions, without first offering such shares to Varco. For further details, see Section 9.12 of Agreement No. 2, which is incorporated herein by reference.

     Baker Hughes has also agreed in Agreement No. 2 that so long as it owns any shares of Common Stock acquired pursuant to Agreement No. 1 or Agreement No. 2, and in any event until November 28, 1997, it would not acquire additional shares of Varco if such purchase would result in Baker Hughes' percentage stock ownership in Varco exceeding approximately 21.8% of the total number of shares then outstanding. Baker Hughes also has agreed not to participate in any solicitation of proxies with respect to Varco during such period. However, if Varco should default in its payment of certain promissory notes or royalty payments owed to Baker Hughes for a period of 30 days after written notification of such default by Baker Hughes as described in Section 3 and 19.3 of Agreement No. 2, Baker Hughes would not be subject to such restrictions until such default has been cured.

     Pursuant to Section 12.01 of Agreement No. 1, Baker Hughes designated James D. Woods (currently Chairman and Chief Executive Officer of Baker Hughes) to be elected to Varco's Board of Directors. This directorship added one member to Varco's Board of Directors and did not result in any charter or bylaw amendments.

     Varco has granted Baker Hughes certain registration rights with respect to the Common Stock owned by Baker Hughes.

     On April 26, 1996, Varco filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, pursuant to demand for registration made by Baker Hughes. That Registration Statement contemplates the sale in an underwritten public offering of 6,346,041 shares of Common Stock owned by Baker Hughes and 250,000 shares of Common Stock owned by another stockholder. The Registration Statement also relates to an additional 989,406 shares of Common Stock underlying an over-allotment option to be granted by Varco to the underwriters for the offering. Completion of the offering contemplated by the Registration Statement is dependent on market conditions. If such offering is completed, Baker Hughes ownership of shares of Common Stock will be reduced by the shares so sold. If all of the shares owned by Baker Hughes subject to the Registration Statement are sold, Baker Hughes will own no shares of Common Stock.

     While Baker Hughes has no current intention of acquiring or disposing of any shares except as set forth above, such intention may change in light of facts and circumstances that may arise in future dealings in the marketplace.

Item 5.   Interest in Securities of the Issuer

     Since December 5, 1990, Baker Hughes has owned 6,346,041 shares of Common Stock. Baker Hughes beneficially owns approximately 21.0% of Varco's outstanding Common Stock (based upon information that Varco provided to Baker Hughes). Baker Hughes has the sole power to vote and dispose of the shares subject to the matters described in Item 4.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     A description of certain contracts, arrangements, understandings or relationships with respect to the Common Stock is contained in Item 4. Such description and the provisions in Agreement No. 1 and Agreement No. 2 are incorporated by reference herein.

Item 7:  Material to be Filed as Exhibits

7.1 Asset Purchase Agreement dated as of August 10, 1988, between Baker Hughes and Varco.*

7.2 Asset Purchase Agreement dated as of August 1, 1990 between Baker Hughes and Varco.**

* Filed previously as an Exhibit to the reporting person's Schedule 13D for the event dated September 29, 1988, and incorporated herein by reference.

** Filed previously as an Exhibit to the reporting person's Amendment No. 1 to Schedule 13D for the event dated August 3, 1990, and incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.
                                        BAKER HUGHES INCORPORATED


Date:  April 30, 1996                   By: /s/ Lawrence O'Donnell, III
                                        -----------------------------------
                                        Lawrence O'Donnell, III
                                        Vice President, General Counsel and
                                        Corporate Secretary of Baker Hughes
                                        Incorporated